Exhibit 11

CALCULATION OF EARNINGS PER SHARE

Gannett Co., Inc. and Subsidiaries

Unaudited, in thousands of dollars (except per share amounts)

	Thirteen weeks ended
	Mar. 27, 2005	Mar. 28, 2004
Basic earnings:
Net income	$265,737	$274,408

Weighted average number of common shares outstanding	252,115	272,321

Earnings per share—basic	$1.05	$1.01

Diluted earnings:
Net income	$265,737	$274,408

Weighted average number of common shares outstanding	252,115	272,321

Dilutive effect of outstanding stock options and stock incentive rights	2,155	3,186

Weighted average number of shares outstanding, as adjusted	254,270	275,507

Earnings per share—diluted	$1.05	$1.00

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